Exhibit 99.2

§	§
Voting instruction form

Annual General Meeting of Shareholders of Unilever N.V., including a Meeting of Holders of Ordinary Shares, to be held on Thursday 14 May 2009 at 10.30am in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam.
Dear shareholder,
You are receiving this form because you are a shareholder of Unilever N.V. registered in the company’s shareholders’ register which is kept by ANT Trust & Corporate Services N.V. (‘ANT’) in Amsterdam, the Netherlands. This form enables you to indicate whether you wish to attend the Annual General Meeting of Shareholders of Unilever N.V. (‘AGM’) or to give a proxy in the event you are unable to attend the AGM in person. You can give a proxy to any public notary at Mr M.J. Meijer cs Notarissen in Amsterdam (‘the Proxy holder’) to vote at the AGM on the proposed resolutions in accordance with your instruction. All proxies are collected by ANT and subsequently submitted to the Proxy holder.
Please note that the following terms and conditions apply:
1	Entitled to attend and vote at the AGM on 14 May 2009 shall be those shareholders who, after all changes have been processed, are registered in the shareholders’ register of Unilever N.V. on Thursday 23 April 2009 after closing of the books (the ‘Record Date’).

2	If you wish to attend the AGM in person and want to receive an admission ticket please confirm your attendance by ticking the relevant box at the back of this page. This duly signed form must be received by ANT at the latest on Thursday 7 May 2009 before 5.00pm. After receipt of the form ANT will send you an admission ticket.

3	If you wish to give a proxy to the Proxy holder to vote in accordance with your voting instructions, this filled in and duly signed form must be received by ANT, at the latest on Thursday 7 May 2009 before 5.00pm.

4	A voting instruction that is not given timely or not given correctly will be regarded as invalid. The voting instruction relates to all shares that you hold on the Record Date.

5	If you wish to give a proxy to another proxy holder than the public notary at Mr M.J. Meijer cs Notarissen, please contact ANT.

6	By signing this form, you confirm that you are in possession of the voting rights attaching to the shares as at the Record Date.

7	Agenda items on this form are in an abridged version.

8	A voting instruction is given with the right of substitution and is governed by the law of the Netherlands.

9	If you have any questions about this form, please contact:
ANT Trust & Corporate Services N.V.
P.O. Box 11063
1001 GB Amsterdam
The Netherlands
Telephone: +31 20 5222 555
Fax: +31 20 5222 500
E-mail: registers@ant-trust.nl.

©	©

Voting instruction form
Annual General Meeting of Shareholders of Unilever N.V., including a Meeting of Holders of Ordinary Shares for the purpose of agenda item 23, to be held on Thursday 14 May 2009 at 10.30am in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.
Please indicate whether you want to attend the Annual General Meeting of Shareholders of Unilever N.V., including a Meeting of Holders of Ordinary Shares, in person or want to give a proxy by placing an ‘X’ in the appropriate box in dark blue or black ink only.
☐	I confirm that I wish to attend the Annual General Meeting of Shareholders of Unilever N.V., including a Meeting of Holders of Ordinary Shares, in person and would like to receive an admission ticket.
OR
☐	I am not able to attend the Annual General Meeting of Shareholders of Unilever N.V., including a Meeting of Holders of Ordinary Shares, in person and hereby give proxy and instruct any public notary at Mr M.J. Meijer cs Notarissen to vote as I have indicated below. By signing this form I confirm acceptance of the terms and conditions as set out on the front page of this form.

Vote
		For	Against	withheld

1	Consideration of the Annual Report for the 2008 financial year.*	☑	☑	☑

2	To adopt the Annual Accounts and appropriation of the profit for the 2008 financial year.	☐	☐	☐

3	To discharge the Executive Directors in office in the 2008 financial year for the fulfilment of their tasks.	☐	☐	☐

4	To discharge the Non-Executive Directors in office in the 2008 financial year for the fulfilment of their tasks.	☐	☐	☐

5	To re-appoint Mr J A Lawrence as an Executive Director.	☐	☐	☐

6	To re-appoint Mr P G J M Polman as an Executive Director.	☐	☐	☐

7	To re-appoint The Rt Hon The Lord Brittan of Spennithorne QC, DL as a Non-Executive Director.	☐	☐	☐

8	To re-appoint Professor W Dik as a Non-Executive Director.	☐	☐	☐

9	To re-appoint Mr C E Golden as a Non-Executive Director.	☐	☐	☐

10	To re-appoint Dr B E Grote as a Non-Executive Director.	☐	☐	☐

11	To re-appoint Mr N Murthy as a Non-Executive Director.	☐	☐	☐

12	To re-appoint Ms H Nyasulu as a Non-Executive Director.	☐	☐	☐

13	To re-appoint Mr K J Storm as a Non-Executive Director.	☐	☐	☐

Vote
		For	Against	withheld

14	To re-appoint Mr M Treschow as a Non-Executive Director.	☐	☐	☐

15	To re-appoint Mr J van der Veer as a Non-Executive Director.	☐	☐	☐

16	To appoint Professor L O Fresco as a Non-Executive Director.	☐	☐	☐

17	To appoint Ms A M Fudge as a Non-Executive Director.	☐	☐	☐

18	To appoint Mr P Walsh as a Non-Executive Director.	☐	☐	☐

19	To appoint PricewaterhouseCoopers Accountants N.V. as auditors for the 2009 finanical year.	☐	☐	☐

20	To designate the Board of Directors as the company body authorised to issue shares in the Company.	☐	☐	☐

21	To authorise the Board of Directors to purchase shares and depositary receipts in the Company.	☐	☐	☐

22	To reduce the capital through cancellation of shares.	☐	☐	☐

23A	Move to quarterly dividends. To alter the Equalisation Agreement and the Articles of Association.**	☐	☐	☐

23B	Move to quarterly dividends. To approve to alter the Equalisation Agreement.***	☐	☐	☐

24	Questions and close of the meeting.*	☑	☑	☑

*	Non-voting item.

**	Voting item for all shareholders, irrespective of class of shares held (ordinary or cumulative preference shares).

***	Voting item for ordinary shareholders only. The alteration of the Equalisation Agreement requires separate approval of the Meeting of Holders of Ordinary Shares or depositary receipts thereof.

	Page number shareholders’ register	#:
After completing and signing this form, please return it in the enclosed envelope.

If you have not received a pre-printed envelope, please return this form in an envelope to the following address:	Surname and initial(s) in capital letters

ANT Trust & Corporate Services N.V.

P.O. Box 11063
1001 GB Amsterdam
The Netherlands
	Signature(s)	Date